UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE TO
TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934
(Amendment No. 6)
FINISAR CORPORATION
(Name of Subject Company (Issuer) and Filing Person (Offeror))
2 1/2% Convertible Subordinated Notes due 2010
2 1/2% Convertible Senior Subordinated Notes due 2010
(Title of Class of Securities)
31787AAF8
31787AAG6 & 31787AAH4
(CUSIP Numbers of Class of Securities)
JERRY S. RAWLS
Chairman of the Board
EITAN GERTEL
Chief Executive Officer
Finisar Corporation
1389 Moffett Park Drive
Sunnyvale, California 94089
(408) 548-1000
(Name, address and telephone number of person authorized
to receive notices and communications on behalf of filing persons)

With copies to:

STEPHEN K. WORKMAN	DENNIS C. SULLIVAN, ESQ.	JOHN A. FORE, ESQ.
Senior Vice President,	DLA Piper LLP (US)	Wilson Sonsini Goodrich
Finance and	2000 University Avenue	& Rosati
Chief Financial Officer	East Palo Alto, CA 94303-2248	Professional Corporation
Finisar Corporation	(650) 833-2000	600 Page Mill Road
1389 Moffett Park Drive		Palo Alto, CA 94304
Sunnyvale, California 94089		(650) 493-9300
(408) 548-1000
CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$95,000,000	$5,301

*	The transaction value is estimated solely for purposes of calculating the filing fee. This amount is based on the purchase of an aggregate of $95,000,000 principal amount of the outstanding 2 1/2% Convertible Subordinated Notes due 2010 and 2 1/2% Convertible Senior Subordinated Notes due 2010 (together, the “Notes”), at the maximum purchase price, as described herein.

**	Previously Paid.

☑	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.
Amount Previously Paid: $5,301
Filing Party: Finisar Corporation
Form or Registration No: Schedule TO
Date Filed: July 9, 2009
☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.
Check the appropriate boxes below to designate any transactions to which this statement relates:

☐	third-party tender offer subject to Rule 14d-1	☐	going-private transaction subject to Rule 13e-3

☑	issuer tender offer subject to Rule 13e-4	☐	amendment to Schedule 13D under Rule 13d-2
Check the following box if the filing is a final amendment reporting the results of the tender offer. ☑
If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:
☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)

☐	Rule 14d-1(d) (Cross-Border Third Party Tender Offer)

INTRODUCTORY STATEMENT
     This Amendment No. 6 (this “Amendment”) amends and supplements the Tender Offer Statement on Schedule TO (the “Original Schedule TO”), originally filed with the Securities and Exchange Commission (the “SEC”) on July 9, 2009, by Finisar Corporation, a Delaware corporation (the “Company”), as amended by Amendment No. 1 to the Original Schedule TO filed with the SEC on July 16, 2009 (“Amendment No. 1”), Amendment No. 2 to the Original Schedule TO filed with the SEC on July 21, 2009 (“Amendment No. 2”), Amendment No. 3 to the Original Schedule TO filed with the SEC on July 23, 2009 (“Amendment No. 3”), Amendment No. 4 to the Original Schedule TO filed with the SEC on August 6, 2009 (“Amendment No. 4”) and Amendment No. 5 to the Original Schedule TO filed with the SEC on August 7, 2009 (“Amendment No. 5,” and together with the Original Schedule TO, Amendment No. 1, Amendment No. 2, Amendment No. 3 and Amendment No. 4, the “Schedule TO”). The Schedule TO relates to the offer by the Company to exchange, in separate concurrent exchange offers (each, an “Exchange Offer” and together, the “Exchange Offers”), shares of the Company’s common stock, par value $0.001 per share (the “Common Stock”), and cash for an aggregate of up to $37,500,000 principal amount of the Company’s outstanding 2 1/2% Convertible Subordinated Notes due 2010 (the “Sub Notes”) and an aggregate of up to $57,500,000 principal amount of the Company’s outstanding 2 1/2% Convertible Senior Subordinated Notes due 2010 (the “Senior Sub Notes,” and together with the Sub Notes, the “Notes”), upon the terms and subject to the conditions set forth in the Company’s Amended and Restated Offer to Exchange filed with the SEC on July 16, 2009, as amended and supplemented by Amendment No. 1 to Amended and Restated Offer to Exchange, dated July 23, 2009 (as further amended or supplemented from time to time, the “Offer to Exchange”), and in the accompanying Amended and Restated Letter of Transmittal and other related Exchange Offer materials.
     On August 11, 2009, the Company issued a press release announcing the final results of the Exchange Offers, the full text of which is attached as Exhibit (a)(5)(v) hereto and incorporated herein by reference.

SIGNATURE
     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

FINISAR CORPORATION
By:	/s/ Jerry S. Rawls
	Name:	Jerry S. Rawls
	Title:	Chairman of the Board

Dated: August 12, 2009

Index to Exhibits

Exhibit No.	Description

(a)(1)(i)*	Offer to Exchange, dated July 9, 2009.

(a)(1)(ii)*	Letter of Transmittal (including Substitute Form W-9 and Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9).

(a)(1)(iii)*	Notice of Guaranteed Delivery.

(a)(1)(iv)*	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and other Nominees.

(a)(1)(v)*	Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and other Nominees.

(a)(1)(vi)*	Amended and Restated Offer to Exchange, dated July 16, 2009.

(a)(1)(vii)*	Amended and Restated Letter of Transmittal (including Substitute Form W-9 and Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9).

(a)(1)(viii)*	Amended and Restated Notice of Guaranteed Delivery.

(a)(1)(ix)*	Amended and Restated Letter to Brokers, Dealers, Commercial Banks, Trust Companies and other Nominees.

(a)(1)(x)*	Amended and Restated Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and other Nominees.

(a)(1(xi)*	Amendment No. 1 to Amended and Restated Offer to Exchange, dated July 23, 2009.

(a)(5)(i)*	Press Release, dated July 9, 2009.

(a)(5)(ii)*	Press Release, dated July 16, 2009.

(a)(5)(iii)*	Press Release, dated July 23, 2009.

(a)(5)(iv)*	Press Release, dated August 7, 2009.

(a)(5)(v)	Press Release, dated August 11, 2009.

(b)(i)*	Letter from Silicon Valley Bank, dated July 8, 2009.

(b)(ii)*	Fourth Loan Modification Agreement dated as of July 15, 2009 by and between Silicon Valley Bank and Finisar Corporation.

(d)(i)	Indenture, dated as of October 15, 2003, by and between the Company and U.S. Bank National Association, as Trustee, relating to the 2 1/2% Convertible Subordinated Notes due 2010 (incorporated by reference to Exhibit 4.4 to the Company’s Quarterly Report on Form 10-Q filed with the SEC on December 10, 2003).

(d)(ii)	Indenture, dated as of October 12, 2006, by and between the Company and U.S. Bank National Association, as Trustee, relating to the 2 1/2% Convertible Senior Subordinated Notes due 2010 (incorporated herein by reference to Exhibit 4.1 to the Company’s current report on Form 8-K filed with the SEC on October 17, 2006).

Exhibit No.	Description
(d)(iii)	Registration Rights Agreement, dated October 15, 2003, between the Company and the initial purchasers of the Company’s 2 1/2% Convertible Subordinated Notes due 2010 (incorporated herein by reference to Exhibit 10.19 to the Company’s quarterly report on Form 10-Q filed with the SEC on December 10, 2003).

(d)(iv)	Registration Rights Agreement, dated October 12, 2006, between the Company and the initial purchasers of the Company’s 2 1/2% Convertible Senior Subordinated Notes due 2010 (incorporated herein by reference to Exhibit 10.37 to the Company’s current report on Form 8-K filed with the SEC on October 17, 2006).

(d)(v)	Form of Exchange Agreements, dated October 6, 2006, by and between the Company and certain holders relating to the 2 1/2% Convertible Subordinated Notes due 2010 (incorporated herein by reference to Exhibit 10.36 to the Company’s current report on Form 8-K filed with the SEC on October 17, 2006).

*	Previously filed with the Schedule TO.